FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 01, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F
 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the direct
ors' interests in the Ordinary s
hares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 30 June 2008, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary shares at a price of £11.18 per share and ADSs at a price of $44.17 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 April 2008 to 30 June 2008:

Non Executive Director	Ordinary Shares	American Depository Shares (ADS s )
Sir Christopher Gent	3,018.78
Prof . Sir Roy Anderson	698.79
Dr Stephanie Burns		535.49
Mr Lawrence Culp		1,070.98
Sir Crispin Davis	2,124.33
Sir Deryck Maughan		1,070.98
Dr Daniel Podolsky		704.59
Sir Ian Prosser	1,173.97
Dr Ronaldo Schmitz	849.73
Mr Tom de Swaan	698.79
Sir Robert Wilson	642.89

The Company and the Non-Executive D
irectors were inf
ormed of these allocations on
1
July
200
8
.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary
1 July
200
8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 01, 2008

                                                                                                        By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc